CONSECO VARIABLE INSURANCE COMPANY

 Administrative Office: 11815 N. Pennsylvania Street, Carmel, Indiana 46032-4555
                            Telephone: (317) 817-4000

                       Section 403(b) Annuity Endorsement

This Endorsement modifies the Contract/Certificate (hereinafter called the "Contract") to which it is attached so that it may qualify as a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986 as amended (hereinafter called the "Code") and the Regulations thereunder. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The effective date of this Endorsement is the Contract Issue Date shown on the contract specifications page. The Contract is modified as follows:

1. Contract Owner. The Contract Owner must be either an organization described in Section 403(b)(1)(A) of the Code or an individual employee of such an organization. If the Contract Owner is an organization described in Section 403(b)(1)(A), then the individual employee for whose benefit the organization has established an annuity plan under Section 403(b) of the Code must be the Annuitant under the Contract. If the Contract Owner is an employee of an organization described in Section 403(b)(1)(A) of the Code, then such employee must be the Annuitant under the Contract. There shall be no Joint Contract Owners or Joint Annuitants.

2. Non-forfeitable. The interest of the Annuitant in the Contract shall be nonforfeitable.

3. Non-transferable. Other than in a transaction with the Company, or as provided below, the interest of the Annuitant under this Contract cannot be transferred, sold, assigned, discounted, or used as collateral for a loan or as security for any other purpose. These requirements shall not apply to a "qualified domestic relations order" (as defined in Section 414(p) of the Code).

4. Purchase Payments. Purchase Payments must be made by an organization described in Section 403(b)(1)(A) of the Code, except in the case of a rollover contribution under Sections 403(b)(8) or 408(d)(3), or a nontaxable transfer from another contract qualifying under Section 403(b) or a custodial account qualifying under Section 403(b)(7). All Purchase Payments must be made in cash.

If Purchase Payments are made pursuant to a salary reduction agreement, the maximum contribution when combined with all other plans, contracts or arrangements may not exceed the amount of the limitation provided for in
     Section 402(g) of the Code. Purchase Payments must not exceed the amount allowed by Sections 415 and 403(b) of the Code.

5. Distributions During Annuitant's Life. Distributions under this Contract must commence no later than April 1 following the calendar year during which the Annuitant attains age 701/2(the required beginning date) over (a) the life of the Annuitant or the lives of the Annuitant and his or her designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), or (b) a period certain not extending beyond the life expectancy of the Annuitant or the joint and last survivor expectancy of the Annuitant and his or her designated Beneficiary.

     For years beginning after December 31, 1996, the required beginning date will be no later than April 1 of the calendar year following the later of:

(a)      the calendar year in which the Annuitant attains age 70 1/2; or
(b)      the calendar year in which the Annuitant retires.

     If distributions under an Annuity Option in the Contract are to be made for a definite or fixed period, the period cannot, at the time payments are to commence, exceed the life expectancy of the Annuitant or, if applicable, the joint and last survivor expectancy of the Annuitant and a designated Beneficiary, nor may it exceed the applicable maximum period under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

     Distributions must be made in periodic payments at intervals of no longer than one year and payments must either be non-increasing or may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations. All distributions under this Contract are subject to the distribution requirements of Section 403(b)(10) of the Code and will be made in accordance with the requirements of Section 401(a)(9), including the incidental death benefit requirements of Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

6.       Minimum Distribution Requirements - After Death.

(1) If the Annuitant dies after required distributions under this Contract are deemed to have begun, the remaining portion under this Contract must be distributed to the Beneficiary or to such other person entitled to receive them at least as rapidly as under the method of distribution in effect prior to the Annuitant's death.

(2) If the Annuitant dies before distributions have begun, the entire portion will be distributed by December 31 of the calendar year containing the fifth anniversary of the Annuitant's death, except that:

(a) if the remaining portion is payable to an individual who is the Annuitant's designated Beneficiary, the designated Beneficiary may elect to receive the entire interest over the life or over a period not extending beyond the life expectancy of the designated Beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Annuitant dies; or
(b) if the designated Beneficiary is the Annuitant's surviving spouse, the surviving spouse may elect to receive the entire portion over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date on or before the later of

(i)December 31 of the calendar year immediately following the calendar year in which the Annuitant died; or

(ii) December 31 of the calendar year in which the Annuitant would have attained age 70 1/2.

               If the surviving spouse dies before distributions begin, the limitations of this Section 6 (without regard to this paragraph
               (b)) will be applied as if the surviving spouse were the Annuitant.

         The method of distribution elected by a designated Beneficiary who is the surviving spouse shall be irrevocable and must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Annuitant's death or the date distributions are required to begin pursuant to this paragraph (b). If no election is made, the entire portion will be distributed in accordance with the method of distribution in this paragraph (b).

         The method of distribution elected by a designated Beneficiary who is not the surviving spouse shall be irrevocable and must be made within one year of the Annuitant's death. If no such election is made, the entire portion will be distributed by December 31 of the calendar year containing the fifth anniversary of the Annuitant's death.

     Distributions under this section are considered to have begun if distributions are made on account of the Annuitant reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to the Annuitant over a period permitted and in an aNNUITY form acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

7. Life Expectancy Calculations. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.

     If benefits are payable in accordance with the ANNUITY Options in the Contract, life expectancy will not be recalculated. If required distributions are payable in a form other than under such ANNUITY Options, life expectancy will be recalculated unless otherwise elected at the time distributions are required to begin (a) by the Annuitant, or (b) for purposes of distributions beginning after the Annuitant's death, by the surviving spouse. Such an election will be irrevocable as to the Annuitant and the surviving spouse, and will apply to all subsequent years.

     The life expectancy of a non-spouse designated Beneficiary (a) may not be recalculated, and (b) will be calculated using the attained age of such designated Beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year in which life expectancy was first calculated.

8. Annuity Options. Except to the extent Treasury regulations allow the Company to offer different Annuity Options that are agreed to by the Company, only an Annuity Option of Income for a Specified Period, or Income for Life, or Income of a Specified Amount, or Income based on Joint and Survivor Lifetime will be available to the Annuitant. Under the Income based on Joint and Survivor Lifetime Option, any Joint Annuitant must either be the Annuitant's spouse or if a non-spouse, then the level of payment to the survivor cannot exceed the applicable limitations set forth under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

9. Restricted Distributions. Any amounts in the Contract attributable to contributions made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and on amounts held on December 31, 1988, may not be distributed unless the Annuitant has reached age 59 1/2, separated from service, died, become disabled (within the meaning of Code Section 72(m)(7)) or incurred a financial hardship as determined by the organization described in Section 1 of this Endorsement; provided, that amounts permitted to be distributed in the event of hardship shall be limited to actual salary deferral contributions (excluding earnings thereon); and provided further, that amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by
     Section 414(p) of the Code.

     Purchase payments made by a nontaxable transfer from a custodial account qualifying under Code Section 403(b)(7), and earnings on such amounts, will not be paid or made available before the Annuitant dies, attains age 59 1/2, separates from service, becomes disabled (within the meaning of Section 72(m)(7)), or in the case of such amounts attributable to contributions made under the custodial account pursuant to a salary reduction agreement, encounters financial hardship; provided, that amounts permitted to be paid or made available in the event of hardship will be limited to actual salary deferral contributions made under the custodial account (excluding earnings thereon); and provided further, that amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by Section 414(p) of the Code.

10. Direct Rollovers. The Annuitant subject to the terms of the Contract, may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the Annuitant. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the Annuitant, except that an eligible rollover distribution does not include:

(a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for

(i)      the life (or life expectancy) of the Annuitant, or

(ii) the joint lives (or joint life expectancies) of the Annuitant and the Annuitant's Beneficiary, or (iii) for a specified period of ten years of more;
(b) any distribution required under Section 401(a)(9); (c) the portion of any distribution that is not includible in gross income; and (d) any distribution that meets the definition of a hardship distribution as described in Section 401(k)(2)(B)(i)(IV) of the Code.

     An eligible retirement plan is an individual retirement account described in Section 408(a), an individual retirement annuity described in Section 408(b), or another Section 403(b) tax-sheltered annuity, that accepts the Annuitant's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is only an individual retirement account or individual retirement annuity. A direct rollover is a payment by the Company to the eligible retirement plan specified by the Annuitant.

11. ERISA. If this Contract is part of a plan which is subject to Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"), any payments and distributions under this Contract (whether as income, as proceeds payable at the Annuitant's death, upon partial redemption or full surrender or otherwise), and any Beneficiary designation, shall be subject to the joint and survivor annuity and preretirement survivor annuity requirements of ERISA Section 205.

     The Company will furnish annual calendar year reports concerning the status of the Contract.

12. Amendments. The Company may further amend this Contract from time to time in order to meet any requirements which apply to it under Section 403(b) of the Code or ERISA.

13. Unisex Rates. Benefit payments under any Settlement Option that utilizes sex-based rates will be based on Female Rates. Any other settlement option made available by the Company will be based on unisex rates.

                                                       Secretary